Exhibit 99.8

1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687 4511 Fax +1 (604) 687 5805 www.crowemackay.ca
Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687 4511 Fax +1 (604) 687 5805 www.crowemackay.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated March 10, 2022, relating to the financial statements of New Found Gold Corp. included in this Amendment No. 1 to the annual report on Form 40-F.

/s/ Crowe Mackay LLP

Chartered Professional Accountants

Vancouver, Canada

June 30, 2022